Riddell Williams
1001 Fourth Avenue, Suite 4500 | Seattle, Washington 98154-1192
206.624.3600 Telephone | 206.389.1708 Facsimile
www.riddellwilliams.com
Frank C. Woodruff
206.389.1519
fwoodruff@riddellwilliams.com
May 9, 2008
VIA EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-7010

Re:	Redhook Ale Brewery, Incorporated (“Redhook” or “company”) Registration Statement on Form S-4 File No. 333-149908 Filed March 26, 2008 Form 10-K File No. 000-26542 Filed March 26, 2008
Dear Mr. Reynolds:
This letter is written on behalf of Redhook Ale Brewery, Incorporated (“Redhook”) in response to the comment letter dated May 8, 2008 to the above-referenced filings by Redhook.
Redhook is filing today via EDGAR an Amendment No. 2 to the Form S-4 and an Amendment No. 4 to its 2007 Form 10-K.
As previously discussed with Mr. Jay Williamson, Redhook is hopeful that it will be able to clear these final comments by the close of business on Monday, May 12, 2008, and request acceleration of the Form S-4 for the following day. We will be grateful for anything you are able to do to accommodate this schedule.
Supplementally, we also wish to inform you that Redhook has updated the selected unaudited pro forma combined condensed financial data and the unaudited pro forma

Mr. John Reynolds
Securities and Exchange Commission
May 9, 2008

combined condensed financial statements to reflect new estimates of the fair market values of Widmer’s net tangible and intangible assets. The disclosure in the previous filings was based on preliminary estimates of these values.
The following are the responses of Redhook to the comments of the staff of the Securities and Exchange Commission in the most recent letter (for convenience of reference, we have restated the text of the comments below in bold face):
S-4 Comments
Opinion of Redhook’s Financial Advisor, page 40
1.	Please revise to disclose the five transactions used as part of your market valuation analysis. Also, revise to disclose the size of these comparable transactions.
Response:
Additional disclosure has been added to the section entitled “Opinion of Redhook’s Financial Advisor” beginning on page 40 of the prospectus.
2.	For each company used in your guideline public company and comparable transaction analyses, briefly provide disclosure assisting the reader in evaluating the comparability of these companies to Widmer. This data should be quantitative in nature — i.e., last 12 months revenue, EBITDA, market capitalization — and qualitative. If warranted, the disclosure may be easier to analyze in tabular format.
Response:
Additional disclosure has been added to the section entitled “Opinion of Redhook’s Financial Advisor” beginning on page 40 of the prospectus.
3.	Please provide a more detailed discussion of how the comparable companies were selected for both the comparable company analysis and comparable transaction analysis.
Response:
Additional disclosure has been added to the section entitled “Opinion of Redhook’s Financial Advisor” beginning on page 40 of the prospectus.
4.	Please provide more discussion concerning the guideline public company and comparable transaction analyses. For example, is the analysis limited in any way by the sample size used and/or a size disparity between firms?

Mr. John Reynolds
Securities and Exchange Commission
May 9, 2008

If the other companies were public, were any adjustments made to account for their greater liquidity, public company operating costs, product mix, etc.?
Response:
Additional disclosure has been added to the section entitled “Opinion of Redhook’s Financial Advisor” beginning on page 40 of the prospectus.
5.	Please provide additional disclosure about the discounted cash flow analysis performed. This disclosure should include, but is not limited to, the assumed projected growth rates, discount rate, and terminal values used. Also provide the basis for any assumptions or projections and the limitations of the projections used in the fairness opinion and in the valuation report. See Item 10(b) of Regulation S-K.
Response:
Additional disclosure has been added to the section entitled “Opinion of Redhook’s Financial Advisor” beginning on page 40 of the prospectus. The disclosure references certain tabular information regarding the projections that has been appended to the fairness opinion attached as Annex B.
Redhook Executive Compensation, page 79
6.	We reissue comment 26 from our letter dated April 25, 2008. We continue to note that you appear to rely upon reports from MLB to ensure that your compensation is comparable to other publicly traded companies in similar industries and that you “set compensation levels for salary, bonus and long-term compensation at levels around the 50th percentile for each position.” This would appear to be benchmarking. Your supplemental response appears to indicate that the compensation committee does not know the names of the companies that comprise the market data. If true, provide clear disclosure in the prospectus.
Response:
The disclosure has been revised to indicate that Redhook does benchmark against other publicly traded companies in similar industries, and to describe the information that the compensation committee has about these companies.

Mr. John Reynolds
Securities and Exchange Commission
May 9, 2008

Certain Transactions of Redhook, page 91
7.	We reissue comment 29 from our letter dated April 25, 2008. On page 83 you disclose that you pay margin and additional margin fees to A-B under your distribution agreement. While you disclose the number of barrels you paid fees on, you do not disclose the actual total amount of such payments. Please revise to disclose the total fees paid to A-B for distribution. Also, please indicate the total amount of fees paid to A-B under all of your arrangements with them. We also reissue comment 32 from our letter dated April 25, 2008, regarding certain transactions of Widmer.
Response:
Additional disclosure has been added to the section of the prospectus entitled “Certain Transactions of Redhook”. Redhook has also added conforming disclosure to the MD&A section and other relevant portions of its amended Form 10-K.
Widmer Executive Compensation, page 99
8.	We note your response to comment 31 from our letter dated April 25, 2008 and your revised disclosure on page 100. However, we believe additional disclosure is warranted because the bonus calculations contain targets within the related equations — please revise to disclose the target volumes referenced in your discussion. It also appears that you have not disclosed the targets for the long-term performance bonus.
Response:
The requested disclosure regarding sales volume targets for short-term bonuses and net profit contribution amounts for purposes of calculating bonuses under the long-term bonus formula has been inserted in the section of the prospectus entitled “Widmer Executive Compensation”. There were no individual target bonus amounts for long-term bonuses. Rather, as disclosed, the individuals are paid the specified percentages (50% or 25%) of the total bonus pool, if any, which in 2007 was set at $191,777, representing 15% of the increase in Craft Brands’ net income over 2006.

Mr. John Reynolds
Securities and Exchange Commission
May 9, 2008

Widmer Brothers Brewing Company and Subsidiary Consolidated Financial Statements
General
9.	Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a current consent of the independent accountants in any amendments.
Response:
So noted. An updated consent from the independent accountants has been included with the registration statement.
Notes to Consolidated Financial Statements
Note 2 — Significant Accounting Policies, F-9
Revenue Recognition, F-11
10.	We note your response to our prior comment 41 and the related revisions to your filing. As it relates to alternating premise contracts, your footnote states that revenue is recognized in the period in which the product is brewed, packaged, or shipped to the customer. Please revise to clarify the point at which revenue is recognized.
Response:
The disclosure has been revised to clarify the point at which revenue is recognized.
Exhibits
Legality Opinion
11.	Please revise the opinion to opine on the corporate laws of the jurisdiction of incorporation of the registrant.
Response:
A new legality opinion has been filed, which clarifies that the opinions contained therein are provided under the corporate laws of the State of Washington, which is Redhook’s state of incorporation.

Mr. John Reynolds
Securities and Exchange Commission
May 9, 2008

Tax Opinion
12.	Please file an executed tax opinion. Also, please explain the reference to “tax representation letters”.
Response:
An executed tax opinion has been filed. The opinion was revised slightly to refer to “certificates” instead of “tax representation letters”. The certificates contain customary factual representations from officers of Redhook and Widmer.
* * * * * * *
We and Redhook management have duly noted your comments regarding the adequacy and accuracy of disclosure in the filings.
If you have any questions about this response or any other matters relating to these filings, please contact the undersigned at 206-389-1519
Thank you for your continued courtesy and cooperation in this matter.

Sincerely,

Frank C. Woodruff
of
RIDDELL WILLIAMS P.S.

cc:	Paul S. Shipman